Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, October 7 2015

MARKET UPDATE – REC*IT 2.0 AND SPEAKIESY EARLY RESULTS

Highlights

•    Total REC*IT app installs now over 340,000

•    Industry leading user metrics on REC*IT engagement

•    Students using REC*IT with an average daily usage of 2.65 times

•    Over 12,000 SPEAKIESY users - official SPEAKIESY launch mid-October

•    Highly engaged SPEAKIESY audience with an average session duration of +4 minutes

MOKO Social Media Limited (NASDAQ: MOKO and ASX: MKB) is pleased to report that REC*IT 2.0 continues to roll-out with very promising early results. REC*IT 2.0 is the mobile app that enables students to participate in, and manage, college intramural sports and recreational activities on their campus, with new features that allow students to register in-app, create teams, and send player and team invitations.

REC*IT has now exceeded 340,000 total app installs, with user engagement metrics that are significantly greater than REC*IT 1.0’s initial launch in September last year. REC*IT users are spending an average time of 5.38 minutes on the app and the average daily usage is now 2.65 times per user, indicating that students are using the app multiple times per day. These metrics are substantially above industry averages. Engagement with existing features that have been enhanced in REC*IT 2.0, such as in-app team chat, have also increased significantly, with September 2015 chat room notifications up 1,805% over September 2014.

Importantly, the recent app installs have occurred organically and MOKO will be commencing on-campus marketing campaigns this week to promote brand and product awareness. This will include (but will not be limited to) sweepstake competitions, sponsoring on-campus Rec centers and campus activities including student registration and orientation events.

Over the past three weeks during the early (pre-launch) release of SPEAKIESY, the app has attracted more than 12,000 users. SPEAKIESY is the mobile social network that connects U.S. college students by allowing them to communicate and share information via a closed social network that can only be accessed with a university specific “.edu” email address. These users are highly engaged, spending an average time of more than 4 minutes on the app per session. In addition, over the pre-launch period SPEAKIESY has generated 19,355 follows, 17,842 ‘likes’, 29,265 profile views, 4,642 hashtags clicked, and 4,637 searches. These metrics indicate

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi that even during the pre-launch period, students are using the app, seeding content and building utility value through topical hashtags. The official launch of SPEAKIESY will be this month where on-campus marketing campaigns will begin to be executed.

“The early results that we are seeing are tremendous and validate that our apps truly are utilities” said MOKO Social Media Founder and CEO, Ian Rodwell. “These students aren’t just using REC*IT once a week to check forward activities, but they’re using it multiple times per day – and this is even before we have started on-campus marketing. Likewise, SPEAKIESY is already building a user base even though it hasn’t officially launched via the commencement of marketing and campus activations yet.”

For more information contact:

US:

Jason Nash 202 431 1042 jason.nash@mokosocialmedia.com

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for high value, niche user groups including students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. Within its student space, MOKO is a mobile leading US college intramural and recreational sports platform. Agreements with the largest college and high school sports data providers in the US grant MOKO exclusive access to provide its award-winning app REC*IT, and BigTeams powered by REC*IT, to over 1,000 US colleges, representing approximately 50% of the US college population, and to over 4,400 US high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.